Exhibit 99.7

PRESS RELEASE

For immediate release

Not for distribution to United States newswire services or for dissemination in the United States.

NuRAN Wireless Closes $7.6 Million Financing

Quebec, QC, Canada, August 14, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that it has completed its previously announced private placement of Series A convertible preferred shares (the “Preferred Shares”) for aggregate consideration of $7,600,000 (the “Financing”).

Certain administrative items remain to be completed prior to the first day of trading, including payment of the balance of the Nasdaq entry fee and the filing of the Nasdaq certification. The commencement of trading on Nasdaq remains subject to the completion of those items and to the Company continuing to satisfy all applicable Nasdaq listing requirements. No assurance can be provided that trading will commence on August 17, 2026 or at all.

Management Commentary

“Closing this financing completes the balance sheet work that made our Nasdaq listing possible,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “We have brought in new capital, materially reduced our liabilities, and done so with the support of our lead investor, our management team and our suppliers, each of whom chose to take equity in NuRAN rather than cash. Monday we begin trading on Nasdaq. I want to thank everyone who backed us to get here.”

Terms of the Financing

The Company issued an aggregate of 1,788,233 Preferred Shares at a price of $4.25 per Preferred Share. The aggregate subscription amount of $7,600,000 was satisfied as follows:

•	approximately $3,862,143 through the settlement and extinguishment of a convertible debenture of the Company held by the lead institutional investor in the Financing;

•	$518,704 through the settlement of accrued and unpaid salary owing to three members of the Company’s management;

•	$219,153 through the settlement of other indebtedness and accounts payable owing to suppliers and other creditors of the Company and its subsidiaries; and

•	the balance of $3,000,000 in cash.

On completion, the Financing has reduced the Company’s liabilities and increased its shareholders’ equity by an aggregate of approximately C$7,600,000. The net cash proceeds will be used for the ongoing development of the Company’s business and for general working capital purposes.

In connection with the Financing the Company also issued 200,000 A warrants, each exercisable to acquire one common share at $10.00 per common share for a period of four years, and 1,588,233 B warrants, each exercisable at $5.00 per common share for a period of five years. The Company and the lead investor have entered into a registration rights agreement in respect of the common shares issuable on conversion of the Preferred Shares and on exercise of the B warrants.

PRESS RELEASE

The securities issued under the Financing are subject to a statutory hold period in Canada expiring on December 15, 2026.

The securities issued under the Financing have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Related Party Transaction

The participation in the Financing by Francis Létourneau, Chief Executive Officer and a director of the Company, James Bailey, Chief Financial Officer, and David Christopher Parsons, Chief Technology Officer, by way of the settlement of an aggregate of C$518,704 of accrued and unpaid salary owing to them, constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on the exemptions from the formal valuation and minority approval requirements contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction insofar as it involved interested parties exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days before the closing of the related party transaction because the participation of the related parties was not finalized until shortly before closing and the Company deemed it reasonable in the circumstances to proceed on an expedited basis in order to satisfy the Nasdaq listing requirements within the applicable timeframe.

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “will,” “may,” “would,” “could,” “should” and similar expressions. All statements other than statements of historical fact are forward-looking statements.

PRESS RELEASE

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the anticipated commencement of trading of the common shares on The Nasdaq Capital Market on August 17, 2026 and the completion of the administrative items required prior to the first day of trading; (ii) the expectation that the Financing has reduced the Company’s liabilities and increased its shareholders’ equity by approximately C$7,600,000; (iii) the expected use of the net cash proceeds of the Financing; (iv) the number of common shares issuable on conversion of the Preferred Shares and on exercise of the warrants, and the circumstances in which the conversion price may change; (v) the availability of the exemptions relied upon under MI 61-101; (vi) the filing of a resale registration statement with the United States Securities and Exchange Commission under the registration rights agreement within the timelines specified therein; (vii) the continued listing of the common shares on the CSE, OTC Markets and the Frankfurt Stock Exchange; and (viii) the Company’s business strategy, growth objectives and ability to expand its NaaS operations across Africa.

Forward-looking statements are based on the beliefs, expectations and opinions of management as of the date of this news release and on a number of assumptions, including that the administrative items required by Nasdaq prior to the first day of trading will be completed in time; that Nasdaq will not withdraw or modify its approval; that the Company will continue to satisfy all applicable Nasdaq initial and continued listing requirements; that no event of default will occur under the terms of the Preferred Shares; and that general economic, market and business conditions will not deteriorate.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: (i) the risk that trading on Nasdaq does not commence on August 17, 2026 or at all; (ii) the risk that Nasdaq withdraws or modifies its approval, including under Nasdaq Rule 5205(e), if any information previously provided to Nasdaq becomes inaccurate or if there is a material change to such information; (iii) the risk that the Company does not satisfy the continued listing requirements of Nasdaq or the CSE; (iv) dilution to holders of common shares arising from the conversion of the Preferred Shares, the accrual of paid-in-kind dividends thereon, the increase in the number of common shares issuable on conversion upon the common shares ceasing to be listed on the CSE, and the exercise of the warrants; (v) the ranking of the Preferred Shares senior to the common shares as to dividends and on a liquidation, and the protective provisions attaching thereto which restrict the Company from incurring indebtedness and from creating securities ranking senior to or on a parity with the Preferred Shares without the consent of holders of at least 67% of the Preferred Shares; (vi) the risk that the Company requires additional financing and that such financing is not available on acceptable terms or at all; (vii) the risk that the Company does not satisfy its obligations under the registration rights agreement within the timelines specified therein; (viii) risks relating to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, currency, counterparty and operational risks; and (ix) general economic, market and business conditions.

Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.